Exhibit 10.1

RE/MAX HOLDINGS, INC.

CHANGE IN CONTROL SEVERANCE PLAN

ARTICLE I

PURPOSE

This Change in Control Severance Plan has been established by the Company on May 24, 2023 (the “Effective Date”) to provide certain key employees of the Company with the opportunity to receive additional severance protection in connection with a change in control transaction. The Plan is primarily intended (i) to help retain participating key employees, (ii) to provide appropriate protection that facilitates acting in the interest of the Company’s stakeholders in the event of a possible or actual change in control of the Company and (iii) to provide economic security to eligible key employees in the event of certain qualifying terminations of employment. Capitalized terms used but not otherwise defined herein have the meanings set forth in Article VII.

ARTICLE II

COORDINATION WITH OTHER ENTITLEMENTS; NO DUPLICATION OF

SEVERANCE ENTITLEMENTS

Section 2.01 Each Participant who incurs a termination of employment, whether or not such termination is a Qualifying Termination, shall remain entitled to any benefits to which he or she would otherwise be entitled under the terms and conditions of the Company’s tax-qualified retirement plans and nothing contained in the Plan is intended to waive or relinquish the Participant’s vested rights in such benefits.

Section 2.02 Any severance benefits payable to a Participant under the Plan shall not be counted as compensation for purposes of determining benefits under any other benefit policies or plans of the Company, except to the extent expressly provided therein.

Section 2.03 Severance entitlements under the Plan are in lieu of, and not in addition to, severance entitlements that otherwise would be owed in respect of a Qualifying Termination under any other Severance Arrangement. As a condition to participation in the Plan and the right to receive any severance payments or benefits under the Plan, each Participant acknowledges and agrees that, notwithstanding anything to the contrary in any Severance Arrangement or other plan, policy or agreement, if a Participant experiences a Qualifying Termination that entitles the Participant to the severance compensation and benefits pursuant to Section 3.02 below, he or she shall not be entitled to any other severance payments or benefits in connection with such Qualifying Termination under any other Severance Arrangement. For avoidance of doubt, a Participant’s entitlement to severance under the Plan shall not affect the Participant’s entitlement to a retention, change in control or similar bonus or entitlement under a Retention Arrangement.

ARTICLE III

SEVERANCE

Section 3.01 Accrued Compensation. If a Participant’s employment with the Company terminates for any reason (whether or not such termination is a Qualifying Termination), the Company shall provide (or cause to be provided) to the Participant the Participant’s Accrued Compensation. Accrued Compensation consisting of any (a) accrued but unpaid salary and/or accrued but unused paid time off (if applicable) shall be paid to the Participant on the first payroll date following the date of termination, and (b) vested employee benefits to which the Participant is entitled as of the date of termination shall be paid in accordance with the terms of the applicable employee benefit plan. For avoidance of doubt, this Section 3.01 is intended to clarify that a Participant remains entitled to any Accrued Compensation whether or not the Participant becomes entitled to severance under the Plan. This Section 3.01 is not intended, and will not be interpreted, to provide any duplication of any entitlement the Participant may have to Accrued Compensation under applicable law or any other plan, policy or agreement of or with the Company or an Affiliate.

Section 3.02 Qualifying Termination.

(a) Severance. If a Participant incurs a Qualifying Termination, the Company shall provide (or cause to be provided) to the Participant the following, subject to the Participant’s execution and non-revocation of a General Release and Restrictive Covenant Agreement substantially in the form attached hereto as Exhibit B and such General Release and Restrictive Covenant Agreement becoming irrevocable within sixty (60) days following the Qualifying Termination Date:

(i)       a lump sum cash payment equal to the product of (A) the applicable Severance Multiple and (B) the sum of the Participant’s Base Salary and Target Annual Bonus;

(ii)      a lump sum cash payment (the “Prorated Annual Bonus”) equal to the product of (1) the Target Annual Bonus and (2) the Proration Factor;

(iii)      a lump sum cash payment equal to any Annual Bonus not paid to the Participant as of the Qualifying Termination Date in respect of the most recent completed fiscal year preceding the Qualifying Termination that, based on the achievement of financial or other goals and/or Participant’s pre-established performance criteria as well as the applicable bonus plan document, would have been considered earned by the Participant if the Participant had remained in continuous service until such bonuses are paid to active employees; and

(iv)      Benefit Continuation (as defined in Section 3.02(c) below) during the Benefit Continuation Period (or, if applicable, the payments described in Section 3.02(c));

(b)  Timing of Payments and Benefit Continuation. Subject to Section 6.12, (1) the payments described in Sections 3.02(a)(i) and (ii) shall be made, and the Benefit Continuation described in Section 3.02(a)(iv) shall commence, within sixty (60) days following the Qualifying Termination Date, and (2) the payment described in Section 3.02(a)(iii) shall be paid within sixty (60) days following the Qualifying Termination Date or, if earlier, the date such Annual Bonus would have been paid had the Participant’s employment not terminated.

(c) Benefit Continuation. For purposes of this Plan, “Benefit Continuation” means that the Company shall provide (or cause to be provided) continued participation by the Participant and his or her eligible dependents in the health, dental and vision benefit plans in which the Participant participated immediately prior to the Qualifying Termination (or, if more favorable, immediately before the Change in Control or an event giving rise to Good Reason termination rights) on the same basis (and cost) as the Participant and his or her eligible dependents were participating immediately prior to the Qualifying Termination (or, if more favorable, immediately before the Change in Control or an event giving rise to Good Reason termination rights) if possible under the terms of such benefit plans; provided, that if the provision of such continued benefits is not possible under the terms of such benefit plans or if the Company determines that the provision of such Benefit Continuation would result in a violation of the nondiscrimination rules of Section 105(h)(2) of the Code, or otherwise result in adverse tax consequences or violate applicable law (including but not limited to the 2010 Patient Protection and Affordable Care Act, as amended by the 2010 Health Care and Education Reconciliation Act), then, in lieu of providing the coverage described above, the Company will instead pay fully taxable cash payments in substantially equal installments for the remaining Benefit Continuation Period in accordance with the Company’s or Affiliate’s (as applicable) normal payroll schedule (subject to Section 6.12) in an amount equal to the product of (A) the applicable premium for such health, dental and/or vision benefit (less any amount the Participant would have paid as an active employee for such coverage) and (B) the number of months in the Benefit Continuation Period. Benefit Continuation shall be provided concurrently with any health care benefit required under COBRA.

(d) Outplacement Services. Participant shall be entitled to outplacement services as set forth in Appendix B of the Severance Plan.

Section 3.03   Equity Awards. Notwithstanding anything to the contrary in any equity or equity-based incentive award agreement or plan under which such equity or equity-based award was granted (the “Governing Award Documents”), subject to the Participant’s execution and non-revocation of a General Release and Restrictive Covenant Agreement substantially in the form attached hereto as Exhibit B: (a) with respect to the Participant’s outstanding equity awards granted prior to the Change in Control, if the Participant incurs a Qualifying Termination due to the Participant’s termination of his or her employment for Good Reason, the Participant shall be entitled to the same vesting and other entitlements as the Participant is entitled to under the Governing Award Documents in the event of a termination of the Participant’s employment (or term of similar import, including without limitation, “Continuous Service”) by the Company without “cause” (as that term is used in the Governing Award Documents) and (ii) with respect to the Participant’s outstanding equity awards granted at or after the Change in Control (if any), if the Participant incurs a Qualifying Termination, such outstanding awards shall vest in full, effective as of the Qualifying Termination Date (with any such awards granted at or after the Change in Control that contain performance-based conditions that provide for more than one potential level of achievement being deemed earned at “target” levels or, if no “target” level is specified in the Governing Award Documents, at the maximum level that could be achieved; provided that if performance through the Qualifying Termination Date is determinable (with any absolute performance goals prorated to reflect the number of days completed in the applicable performance period as necessary to reflect performance through the Qualifying Termination Date) and such performance would result in the award being earned at greater than the “target” level, the award shall be deemed earned at such greater level). In the event that an equity award to a Participant has been duly approved under the Company’s omnibus incentive plan prior to a Change in Control and such award has not been formally documented, Participant shall be entitled to the award, with the award vesting as set forth in this section.

Section 3.04   Notice of Termination. After a Change in Control and during the Covered Period, any purported termination of the Participant’s employment (other than by reason of death) shall be communicated by written Notice of Termination from one party hereto to the other party hereto. Notices and all other communications provided for hereunder shall be in writing and served (a) by personal delivery, (b) by a nationally recognized overnight courier service (e.g., FedEx, UPS, DHL or Priority Mail Express), or (c) by certified mail, return receipt requested. Notice shall be communicated, if to the Participant, to the most recent address shown in the personnel records of the Company with a copy by e-mail to the personal e-mail shown in the personnel records of the Company and, if to the Company, to the address set forth in Section 4.01, with a copy to legal@remax.com, or to such other address as either party may have furnished to the other in writing in accordance herewith). For purposes of this Plan, a “Notice of Termination” shall mean a notice which shall (i) indicate the specific termination provision in this Plan relied upon and (ii) set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Participant’s employment under the provision so indicated.

ARTICLE IV

CLAIMS PROCEDURES

Section 4.01   Initial Claims. A Participant who believes he or she is entitled to a payment under the Plan that has not been received may submit a written claim for benefits to the Plan within one hundred and 120 days after the Participant’s Qualifying Termination Date. Claims should be addressed and sent to:

RE/MAX Holdings, Inc.

5075 South Syracuse Street

Denver, Colorado, 80237

Attention: General Counsel

with a copy by e-mail to: legal@remax.com

If the Participant’s claim is denied, in whole or in part, the Participant shall be furnished with written notice of the denial within 90 days after the Administrator’s receipt of the Participant’s written claim, unless special circumstances require an extension of time for processing the claim, in which case a period not to exceed 180 days shall apply. If such an extension of time is required, written notice of the extension shall be furnished to the Participant before the termination of the initial 90-day period and shall describe the special circumstances requiring the extension, and the date on which a decision is expected to be rendered. If written notice of denial of the claim for benefits is not furnished within the specified time, the claim shall be deemed to be denied. The Participant shall then be permitted to appeal the denial in accordance with Section 4.02 below. Written notice of the denial of the Participant’s claim shall contain the following information:

(a)        the specific reason or reasons for the denial of the Participant’s claim;

(b)        references to the specific Plan provisions on which the denial of the Participant’s claim was based;

(c)        a description of any additional information or material required by the Administrator to reconsider the Participant’s claim (to the extent applicable) and an explanation of why such material or information is necessary; and

(d)        a description of the Plan’s review procedures and time limits applicable to such procedures, including a statement of the Participant’s right to bring a civil action under Section 502(a) of ERISA following a benefit claim denial on review.

Section 4.02   Appeal of Denied Claims. If the Participant’s claim is denied (or deemed denied) and he or she wishes to submit a request for a review of the denied claim, the Participant or his or her authorized representative must follow the procedures described below:

(a)    Upon receipt of the denied claim, the Participant (or his or her authorized representative) may file a request for review of the claim in writing with the Administrator. This request for review must be filed no later than 60 days after the Participant has received written notification of the denial (or no later than 60 days after the claim is deemed denied).

(b)    The Participant has the right to submit in writing to the Administrator any comments, documents, records or other information relating to his or her claim for benefits.

(c)    The Participant has the right to be provided with, upon request and free of charge, reasonable access to and copies of all pertinent documents, records and other information that is relevant to his or her claim for benefits.

(d)    A request for review must set forth all of the grounds on which it is based, all facts in support of the request and any other matters that the Participant feels are pertinent.

(e)    The review of the denied claim shall take into account all comments, documents, records and other information that the Participant submitted relating to his or her claim, without regard to whether such information was submitted or considered in the initial denial of his or her claim.

(f)    The Administrator may require the Participant to submit additional facts, documents or other material as he or she may find necessary or appropriate in making his or her review.

Section 4.03 Administrator’s Response to Appeal. The Administrator shall provide the Participant with written notice of its decision within 60 days after the Administrator’s receipt of the Participant’s written claim for review. There may be special circumstances which require an extension of this 60-day period. In any such case, the Administrator shall notify the Participant in writing within the 60-day period and the final decision shall be made no later than 120 days after the Administrator’s receipt of the Participant’s written claim for review. This notice of extension shall describe the special circumstances necessitating the additional time and the date by which the Administrator is to render his or her decision on review. The Administrator’s decision on the Participant’s claim for review shall take into account all comments, documents, records and other information submitted by the applicant relating to the claim, without regard to whether such information was submitted or considered in the initial benefit determination, shall be communicated to the Participant in writing and shall clearly state:

(a)    the specific reason or reasons for the denial of the Participant’s claim;

(b)    reference to the specific Plan provisions on which the denial of the Participant’s claim is based;

(c)    a statement that the Participant is entitled to receive, upon request and free of charge, reasonable access to, and copies of, the Plan and all documents, records and other information relevant to his or her claim for benefits; and

(d)    a statement describing the Participant’s right to bring an action under Section 502(a) of ERISA.

Section 4.04   Exhaustion of Administrative Remedies. The exhaustion of these claims procedures is mandatory for resolving every claim and dispute arising under the Plan. As to such claims and disputes:

(a)    no claimant shall be permitted to commence any legal action to recover benefits or to enforce or clarify rights under the Plan under Section 502 or Section 510 of ERISA or under any other provision of law, whether or not statutory, until these claims procedures have been exhausted in their entirety; and

(b)    in any such legal action, all explicit and implicit determinations by the Administrator (including, but not limited to, determinations as to whether the claim, or a request for a review of a denied claim, was timely filed) shall be afforded the maximum deference permitted by law.

ARTICLE V

ADMINISTRATION, AMENDMENT AND TERMINATION

Section 5.01   Administration. The Administrator has the exclusive right, power and authority, in its sole and absolute discretion, to administer and interpret the Plan. The Administrator has all powers reasonably necessary to carry out its responsibilities under the Plan including (but not limited to) the sole and absolute discretionary authority to:

(a)    administer the Plan according to its terms and to interpret Plan policies and procedures;

(b)    resolve and clarify inconsistencies, ambiguities and omissions in the Plan and among and between the Plan and other related documents;

(c)    take all actions and make all decisions regarding questions of eligibility and entitlement to benefits, and benefit amounts;

(d)    make, amend, interpret, and enforce all appropriate rules and regulations for the administration of the Plan;

(e)    process and approve or deny all claims for benefits; and

(f)    decide or resolve any and all questions, including benefit entitlement determinations and interpretations of the Plan, as may arise in connection with the Plan.

The decision of the Administrator on any disputes arising under the Plan, including (but not limited to) questions of construction, interpretation and administration shall be final, conclusive and binding on all persons having an interest in or under the Plan. The Administrator may delegate any of its duties hereunder to such person or persons from time to time as it may designate. Any such delegation shall be in writing.

Section 5.02   Amendment and Termination. The Plan may be amended or terminated by the Committee or the Board at any time, provided that, without the consent of an affected Participant, the Plan may not be amended or terminated in respect of the Participant during the Covered Period or following such Participant’s Qualifying Termination. The Committee, the Board or the CEO may amend Exhibit A to add or remove individuals at any time prior to a Change in Control. An individual may not be removed from Exhibit A on or after the date of a Change in Control.

ARTICLE VI

GENERAL PROVISIONS

Section 6.01   At-Will Employment. The Plan does not alter the status of each Participant as an at-will employee of the Company. Nothing contained herein shall be deemed to give any Participant the right to remain employed by the Company or to interfere with the rights of the Company to terminate the employment of any Participant at any time, with or without Cause.

Section 6.02   Application of ERISA. The Plan is not intended to be included in the definitions of “employee pension benefit plan” or “pension plan” set forth under Section 3(2) of ERISA. The Plan is intended to meet the descriptive requirements of a plan constituting a “severance pay plan” within the meaning of regulations published by the Secretary of Labor at Title 29, Code of Federal Regulations, Section 2510.3-2(b). Notwithstanding the foregoing, if and to the extent that the Plan is deemed to be an “employee pension benefit plan” or “pension plan” as set forth under Section 3(2) of ERISA, then the Plan is intended, for all purposes under ERISA, to constitute a plan that is unfunded and maintained by the Company primarily for the purposes of providing deferred compensation for a select group of management or highly compensated employees. This document serves as both the formal Plan document and the summary plan description.

Section 6.03   Mitigation. Except as provided in the definition of Benefit Continuation Period, the amount of any payment or benefit provided for in this Plan shall not be reduced by any compensation earned by the Participant as the result of employment by another employer (unless such employment violates any restrictive covenant Participant has agreed to), by retirement benefits, by offset against any amount claimed to be owed by the Participant to the Company, or otherwise.

Section 6.04   Severability. The invalidity or unenforceability of any provision of the Plan shall not affect the validity or enforceability of any other provision of the Plan. If any provision of the Plan is held by a court of competent jurisdiction to be illegal, invalid, void or unenforceable, such provision shall be deemed modified, amended and narrowed to the extent necessary to render such provision legal, valid and enforceable, and the other remaining provisions of the Plan shall not be affected but shall remain in full force and effect.

Section 6.05   Headings and Subheadings; Gender. Headings and subheadings contained in the Plan are intended solely for convenience and no provision of the Plan is to be construed by reference to the heading or subheading of any section or paragraph. References in this Plan to any gender include references to all genders, and references to the singular include references to the plural and vice versa.

Section 6.06   Unfunded Obligations. The amounts to be paid to Participants under the Plan are unfunded obligations of the Company. The Company is not required to segregate any monies or other assets from its general funds with respect to these obligations. Participants shall not have any preference or security interest in any assets of the Company other than as a general unsecured creditor.

Section 6.07   Successors. The Plan shall be binding upon any successor to the Company or its assets, businesses or interest (whether as a result of the occurrence of a Change in Control or otherwise), in the same manner and to the same extent that the Company would be obligated under the Plan if no succession had taken place. In the case of any transaction in which a successor would not by the foregoing provision or by operation of law be bound by the Plan, the Company shall require any successor to the Company to expressly assume the Plan in writing and honor the obligations of the Company hereunder, in the same manner and to the same extent that the Company would be required to perform if no succession had taken place. All payments and benefits that become due to a Participant under the Plan shall inure to the benefit of his or her heirs, assigns, designees or legal representatives.

Section 6.08   Transfer and Assignment. Neither a Participant nor any other person shall have any right to sell, assign, transfer, pledge, anticipate or otherwise encumber, transfer, hypothecate or convey any amounts payable under the Plan prior to the date that such amounts are paid, except that, in the case of a Participant’s death, such amounts shall be paid to the Participant’s beneficiaries.

Section 6.09   Waiver. Any party’s failure to enforce any provision or provisions of the Plan shall not in any way be construed as a waiver of any such provision or provisions, nor prevent any party from thereafter enforcing each and every other provision of the Plan.

Section 6.10   Governing Law; Venue. To the extent not pre-empted by federal law, the Plan shall be construed in accordance with and governed by the laws of the State of Delaware without regard to conflicts of law principles. Any action or proceeding to enforce the provisions of the Plan will be brought only in a state or federal court located in the state of Colorado, county of Denver, and each party consents to the venue and jurisdiction of such court. The parties hereby irrevocably submit to the exclusive jurisdiction of such courts and waive the defense of inconvenient forum to the maintenance of any such action or proceeding in such venue.

Section 6.11   Withholding. The Company shall have the right to withhold from any amount payable hereunder any Federal, state and local taxes in order for the Company to satisfy any withholding tax obligation it may have under any applicable law or regulation.

Section 6.12   Section 409A. The intent of the Company and the Participants is that payments and benefits under this Plan be exempt from, or comply with, Section 409A of the Code, and accordingly, to the maximum extent permitted, this Plan shall be interpreted and administered to be in accordance therewith. Notwithstanding anything contained herein to the contrary, a Participant shall not be considered to have terminated employment with the Company for purposes of any payments under this Plan which are subject to Section 409A of the Code until the Participant would be considered to have incurred a “separation from service” within the meaning of Section 409A of the Code. Each amount to be paid or benefit to be provided under this Plan shall be construed as a separate identified payment for purposes of Section 409A of the Code, and any payments described in this Plan that are due within the “short term deferral period” as defined in Section 409A of the Code shall not be treated as deferred compensation unless applicable law requires otherwise. Without limiting the foregoing and notwithstanding anything contained herein to the contrary, to the extent required in order to avoid accelerated taxation and/or tax penalties under Section 409A of the Code, amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to this Plan during the six (6)-month period immediately following a Participant’s separation from service shall instead be paid on the first business day after the date that is six (6) months following the Participant’s separation from service (or, if earlier, death). To the extent required to avoid accelerated taxation and/or tax penalties under Section 409A of the Code, amounts reimbursable to the Participant under this Plan shall be paid to the Participant on or before the last day of the year following the year in which the expense was incurred and the amount of expenses eligible for reimbursement (and in-kind benefits provided) during any one year may not effect amounts reimbursable or provided in any subsequent year. Notwithstanding anything set forth herein to the contrary, (a) if any payments hereunder could occur in one of two calendar years as a result of being dependent upon the general release of claims becoming non-revocable, then, to the extent required to avoid penalties under Section 409A of the Code, such payments shall commence or be made on the first regularly scheduled payroll date of the Company, following the date the general release of claims becomes non-revocable, that occurs in the second of such two calendar years and (b) to the extent any severance payable to a Participant as a result of the Participant’s termination of employment under another plan or agreement covering a Participant would constitute deferred compensation under Section 409A of the Code if the Participant were to become entitled to such severance, then to the extent required to avoid accelerated taxation and/or tax penalties under Section 409A of the Code, the portion of the benefits payable hereunder equal to such other amount shall instead be provided in the form set forth in such other plan or agreement. The Company makes no representation that any or all of the payments described in this Plan shall be exempt from or comply with Section 409A of the Code and makes no undertaking to preclude Section 409A of the Code from applying to any such payment. The Participant shall be solely responsible for the payment of any taxes and penalties incurred under Section 409A of the Code.

Section 6.13 Section 280G.

(a)       If it shall be determined by the Accounting Firm that any Payment to a Participant would be subject to the Excise Tax, the Accounting Firm shall determine whether to reduce the Payments to such Participant so that the Value of the aggregate Payments to such Participant equals the Safe Harbor Amount. The Payments shall be so reduced only if the Accounting Firm determines that the Participant would have a greater Net After-Tax Benefit if the Participant’s Plan Payments were so reduced. If, instead, the Accounting Firm determines that the Participant would have a greater Net After-Tax Benefit if the Participant’s Payments were not so reduced, the Participant shall receive all Payments to which the Participant is entitled. For the avoidance of doubt, each Participant shall be responsible for the payment of all taxes, interest and penalties owed on all amounts paid to him or her hereunder (including any taxes, interest and penalties under Section 4999 of the Code or Section 409A), and neither the Company nor any of its Affiliates shall have any obligation to indemnify, gross-up or otherwise hold the Participant harmless from any or all of such taxes, interest or penalties.

(b)       If the Accounting Firm determines that the Payments payable to a Participant should be reduced pursuant to this Section 6.13, the Company shall promptly give the Participant notice to that effect and a copy of the detailed calculation thereof. All determinations made by the Accounting Firm under this Section 6.13 shall be binding upon the Company and the Participant and shall be made within 15 days after receipt of notice from the Participant that there has been a Payment or such earlier time as is requested by the Company. The reduction of Payments hereunder, if applicable, shall be made in the following order: (i) payments that are payable in cash the full amount of which are treated as parachute payments under Treasury Regulation Section 1.280G-1, Q&A 24(a) shall be reduced (if necessary, to zero), with amounts that are payable last reduced first; (ii) payments and benefits due in respect of any equity awards the full amount of which are treated as parachute payments under Treasury Regulation Section 1.280G-1, Q&A 24(a), with the highest values reduced first (as such values are determined under Treasury Regulation Section 1.280G-1, Q&A 24), shall next be reduced; (iii) payments that are payable in cash that are valued at less than full value under Treasury Regulation Section 1.280G-1, Q&A 24, with amounts that are payable last reduced first, shall next be reduced; (iv) payments and benefits due in respect of any equity valued at less than full value under Treasury Regulation Section 1.280G-1, Q&A 24, with the highest values reduced first (as such values are determined under Treasury Regulation Section 1.280G-1, Q&A 24), shall next be reduced; and (v) all other non-cash benefits not otherwise described in clauses (ii) or (iv) shall be next reduced pro-rata. All fees and expenses of the Accounting Firm pursuant to this Section 6.13 shall be borne solely by the Company.

(c)       If the Participant receives reduced Payments by reason of this Section 6.13 and it is established pursuant to a determination of a court of competent jurisdiction, which determination is not subject to review or as to which the time to appeal such determination has expired, or pursuant to an Internal Revenue Service proceeding, that the Participant could have received a greater amount without resulting in any Excise Tax, then the Company shall thereafter pay, or cause to be paid, to the Participant the aggregate additional amount which could have been paid without resulting in any Excise Tax as soon as reasonably practicable.

(d)       The following terms shall have the following meanings for purposes of this Section 6.13.

(i)       “Accounting Firm” shall mean the public accounting firm or a consulting or advisory firm specializing in Section 280G of the Code that is designated by the Committee prior to a Change in Control.

(ii)       “Excise Tax” shall mean the excise tax imposed by Section 4999 of the Code, together with any interest or penalties imposed with respect to such excise tax.

(iii)      “Net After-Tax Benefit” shall mean the aggregate Value of all Payments to a Participant, net of all taxes imposed on the Participant with respect thereto under Sections 1 and 4999 of the Code and under all other applicable federal, state and local income and employment tax laws, as determined by the Accounting Firm.

(iv)      A “Payment” shall mean any payment or distribution in the nature of compensation (within the meaning of Section 280G(b)(2) of the Code) to or for the benefit of the Participant, whether paid or payable pursuant to this Plan or otherwise.

(v)       A “Plan Payment” shall mean any Payment payable pursuant to this Plan.

(vi)       “Safe Harbor Amount” shall mean the greatest amount of Payments that can be paid to a Participant that would not result in the imposition of the Excise Tax upon the Participant if the Accounting Firm determines to reduce Payments to the Participant pursuant to this Section 6.13.

(vii)     “Value” of a Payment shall mean the economic present value of a Payment as of the date of the Change in Control (or such other date as required pursuant to Section 280G), as determined by the Accounting Firm pursuant to Section 280G of the Code using the discount rate required by Section 280G(d)(4) of the Code.

ARTICLE VII

DEFINITIONS

“Accrued Compensation” means in respect of any Participant: (i) Base Salary accrued by the Participant through, but not paid to the Participant as of, the date of termination, (ii) paid time off accrued by the Participant through, but not used by the Participant as of, the date of termination (if applicable), and (iii) any vested employee benefits to which the Participant is entitled as of the Qualifying Termination Date under any employee benefit plan of the Company.

“Administrator” means the Committee or its delegate.

“Affiliate” means any entity that, directly or through one or more intermediaries, controls, or is controlled by, the Company.

“Annual Bonus” means the amount of Participant’s annual cash incentive or annual cash bonus and annual bonus paid in vested stock.

“Base Salary” means the Participant’s annual base salary as in effect immediately prior to the Qualifying Termination Date (disregarding for this purposes any reduction in annual base salary that occurs on or after the date of a Change in Control and with respect to which the Participant did not consent).

“Beneficial Owner” has the meaning defined in Rule 13d-3 under the Exchange Act.

“Benefit Continuation” has the meaning set forth in Section 3.02(c).

“Benefit Continuation Period” means the period commencing on the Qualifying Termination Date and ending upon the earlier to occur of (i) completion of (a) 30 months in the case of a Tier I Participant, (b) 24 months in the case of a Tier II Participant and (c) 12 months in the case of a Tier III Participant, and (ii) the date on which the Participant becomes eligible to receive coverage on terms that are no less favorable from another employer.

”Board” means the Board of Directors of the Company.

“Cause” shall have the meaning set forth in a Participant’s offer letter, employment or similar agreement with the Company or an Affiliate, provided that if the Participant is not a party to any such employment or similar agreement or such employment or similar agreement does not contain a definition of Cause, then Cause shall mean the Participant’s (i) willful dishonesty, theft, disclosure of trade secrets, and/or embezzlement from the Company or an Affiliate determined by the Board in good faith to be materially injurious to the business or reputation of the Company, (ii) commission of a willful felonious act while in the employment of the Company or an Affiliate, or (iii) willful engagement in other activities determined by the Board in good faith to be materially injurious to the business or reputation of the Company; provided that for purposes of the Plan, no act, or failure to act, on the part of the Participant shall be deemed “willful” unless the Board finds that the act or failure to act was done, or omitted to be done, by the Participant in other than good faith and without reasonable belief that the act or omission was in the best interest of the Company. Any determination that a Participant has been terminated for Cause shall be made solely by the Board at a duly held meeting of the Board called and held for such purpose (after reasonable notice to the Participant and an opportunity for the Participant, together with their counsel, to be heard before the Board at such meeting), and pursuant to resolutions duly adopted by the affirmative vote of not less than a majority of the Board at such meeting finding that in the good faith opinion of the Board after reasonable investigation that the Participant has engaged in acts or omissions constituting Cause, provided that no such determination may be made, and no such meeting of the Board shall be held, until the Participant has been given written notice detailing the specific Cause event and a period of 30 days following receipt of such notice to cure such event (if susceptible to cure) to the satisfaction of the Board.

“CEO” means the Chief Executive Officer of the Company from time to time.

“Change in Control” means that the event set forth in any one of the following paragraphs shall have occurred:

(i)       any Person, other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company or an Affiliate, is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company’s then outstanding securities;

(ii)       during any period of two consecutive years (not including any period prior to the adoption of the Plan), individuals who at the beginning of such period constitute the Board and any new director (other than a director designated by a person who has entered into an agreement with the Company to effect a transaction described in clauses (i), (iii) or (iv) of this definition) whose election by the Board or nomination for election by the Company’s shareholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of the Board;

(iii)       the consummation of a merger, share exchange or consolidation of the Company with any other entity, other than a merger, share exchange or consolidation that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 50% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger, share exchange or consolidation; or

(iv)       the complete liquidation of the Company or consummation of the sale or disposition by the Company or an Affiliate of all or substantially all the Company’s assets.

Notwithstanding the foregoing, (i) a Change in Control shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the holders of common shares of the Company immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns, directly or indirectly, all or substantially all of the assets of the Company immediately following such transaction or series of transactions; and (ii) to the extent necessary to avoid the imposition of adverse taxation under Section 409A of the Code, in no event will a Change in Control be deemed to have occurred if such transaction is not also a “change in the ownership or effective control of” the Company or “a change in the ownership of a substantial portion of the assets of” the Company, as determined under Treasury Regulation Section 1.409A-3(i)(5).

“Code” means the Internal Revenue Code of 1986, as amended. Any reference to a section of the Code shall be deemed to include a reference to any regulations promulgated thereunder.

“Committee” means the Compensation Committee of the Board.

“Company” means RE/MAX Holdings, Inc., a Delaware corporation, and any successor entity and each reference to the Company herein shall also include any Subsidiaries of the Company unless the context clearly otherwise requires. For avoidance of doubt, the term “Company” in the definition of Change in Control shall mean only RE/MAX Holdings, Inc. or any successor entity.

“Covered Period” means the period of time beginning on the date of a Change in Control and continuing through the two-year anniversary of the date of the Change in Control.

“Disability” means such term (or word of like import) as defined under the long-term disability plan or policy of the Company or an Affiliate in which the Participant is eligible to participate, whether the Grantee participates in such plan or policy; provided that if no such plan or policy is in place or if such plan or policy does not contain a definition of disability (or term of like import), “Disability” means that a Grantee is unable to carry out the responsibilities and functions of the position held by the Grantee by reason of any medically determinable physical or mental impairment for a period of not less than 90 consecutive days.

“Effective Date” has the meaning set forth in Article I.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended. Any reference to a section of ERISA shall be deemed to include a reference to any regulations promulgated thereunder.

“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time.

“Good Reason” shall have the meaning set forth in a Participant’s offer letter, employment or similar agreement with the Company or an Affiliate, provided that if the Participant is not a party to any such employment or similar agreement or such employment or similar agreement does not contain a definition of Good Reason, means, in each case without the Participant’s consent, (i) a diminution in the combined value of the Participant’s annual base salary, Annual Bonus opportunity and annual long-term incentive opportunity (based on the grant date fair value if in the form of equity-based incentives and based on the “target” cash potential if in the form of cash-based incentives) or a diminution of more than 10% in any one such component of compensation, (ii) a material diminution in the Participant’s title, authority, duties or responsibilities, (iii) a change of more than 30 miles in the geographic location at which the Participant must perform his/her services for the Company, (iv) a material change in work-related travel expectations or remote versus in person attendance requirements (v) a material breach by the Company of any material written agreement between the Participant and the Company or (vi) the failure of any successor to expressly assume and agree to perform this Plan in accordance with Section 6.07 hereof. The Participant’s continued employment shall not constitute consent to, or a waiver of rights with respect to, any act or failure to act constituting Good Reason hereunder; provided, however, none of these events or conditions shall constitute Good Reason unless: (a) the Participant provides the Company with written objection to the event or condition within 60 days following the date the Participant becomes first becomes aware of such event or condition; (b) the Company does not reverse or otherwise cure the event or condition within 30 days of receiving that written objection; and (c) the Participant terminates his or her employment within 30 days following the expiration of such 30-day cure period.

“Governing Award Documents” has the meaning set forth in Section 3.03.

“Participant” means the individuals identified on Exhibit A hereto.

“Person” shall have the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof.

“Plan” means this RE/MAX Holdings, Inc. Change in Control Severance Plan, as may be amended and/or restated from time to time.

“Proration Factor” means a fraction, the numerator of which is the number of days elapsed in the Termination Year, through and including the Qualifying Termination Date, and the denominator of which is 365.

“Prorated Annual Bonus” has the meaning set forth in Section 3.02(a)(ii).

“Qualifying Termination” means the termination of a Participant’s employment during the Covered Period either by the Company or an Affiliate without Cause (and not due to the Participant’s death or Disability) or by the Participant for Good Reason. For the avoidance of doubt, a termination of a Participant’s employment due to the Participant’s death or Disability shall not constitute a Qualifying Termination.

“Qualifying Termination Date” means the date on which a Participant incurs a Qualifying Termination.

“Retention Arrangement” means any cash or equity-based bonus or incentive that becomes payable or vests based on continued services through one or more specified dates or events or upon a change in control or similar transaction.

“Severance Arrangement” means the RE/MAX, LLC Severance Pay Benefit Plan (and any other severance plan or policy maintained by the Company or an Affiliate) and, if applicable, any offer letter or employment, severance or similar agreement with the Company or an Affiliate that provides for the payment or provision of severance payments and/or benefits.

“Severance Multiple” means (i) 2.5 in the case of a Tier I Participant, (ii) 2.0 in the case of a Tier II Participant and (iii) 1.0 in the case of a Tier III Participant.

“Subsidiary” means RMCO, LLC and RE/MAX, LLC (and their respective successors) and any other entity that is controlled by the Company or RMCO, LLC.

“Target Annual Bonus” means a Participant’s “target” Annual Bonus opportunity in the Termination Year (disregarding for this purposes any reduction in such target opportunity that occurs on or after the date of a Change in Control and with respect to which the Participant did not consent). If a Participant’s “target” Annual Bonus opportunity has not been established for the Termination Year, the Participant’s Target Annual Bonus for purposes of the Plan shall be the Participant’s “target” Annual Bonus opportunity for the prior year. For avoidance of doubt, a Participant’s Target Annual Bonus does not include any bonus or incentive under any Retention Arrangement.

“Termination Year” means the calendar year in which the Qualifying Termination Date occurs.

“Tier I Participants” means the Participant(s) identified as such on Exhibit A.

“Tier II Participants” means the Participant(s) identified as such on Exhibit A.

“Tier III Participants” means the Participant(s) identified as such on Exhibit A.